                                                                      EXHIBIT 99

(BW)(CA-O2MICRO)(OIIM) O2Micro Reports Third Quarter Sales and Earnings

Business Editors

      SANTA CLARA, Calif. and GEORGE TOWN, Grand Cayman--(BUSINESS WIRE)--Oct. 31, 2001--O2Micro International Limited (Nasdaq:OIIM), a leading supplier of innovative power management and security ICs to mobile computer and communications manufacturers, reported today its financial results for the third quarter ended September 30, 2001.

      Net sales for the third quarter, were $11.9 million. Third quarter revenue of $11.9 million was an increase of 21% over the preceding quarter. O2Micro grew sales revenue despite the industry inventory correction and general economic conditions.

      Earnings per share for the third quarter, fully diluted, were 4 cents per share, compared 3 cents per share in the preceding quarter.

      Net income for the third quarter, was $1,318,000, compared to $2,098,000 for the comparable quarter of the prior year. Third quarter net income of $1,318,000 was an increase of 37% over the preceding quarter. Due to the focus given to proprietary products business, margin expectations were exceeded and profitability was maintained while aggressively expanding the investment in R&D. R&D expenditures in the 3rd quarter were $3,771,000, an increase of 49% over the comparable quarter of the prior year, and an increase of 16% over the preceding quarter.

      "This quarter, much like the second quarter, was one of investment for O2Micro," said Sterling Du, Chairman and CEO. "We invested in the growth of our design centers and continued to strengthen our market position through intellectual property expansion, and the introduction of new high-performance products."

      Conference Call: O2Micro will hold its third quarter conference call today at 2:00 p.m. PST, 5:00 p.m. EST. You may participate by dialing 800/360-9865 or 973/694-6836. A replay of the call will be available by phone until November 7th by dialing 800/428-6051 or 973/709-2089, pass code No. 211816. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O2Micro

      Founded in March 1995, O2Micro designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance, and LCD products. Products include AudioDJ(R), SmartCardBus(R) for secure online e-commerce, LCD Backlight Inverters and Battery Management IC's.

      O2Micro maintains an extensive portfolio of intellectual property with 345 patent claims granted, and over 600 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

      Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the documents filed by O2Micro with the SEC from time to time, including but not limited to the Form F-1 in connection with the company's initial public offering in August 2000, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


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                          O2MICRO INTERNATIONAL LIMITED

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                      Three Months                            Nine Months
                                                   Ended September 30                      Ended September 30
                                               ---------------------------             ------------------------
                                                 2001                2000                2001             2000
                                               -------             -------             -------          -------
                                                       (Unaudited)                             (Unaudited)
NET SALES                                      $11,855             $11,149             $30,425          $29,021

COST OF SALES                                    4,306               4,410              10,924           11,090
                                               -------             -------             -------          -------

GROSS PROFIT                                     7,549               6,739              19,501           17,931
                                               -------             -------             -------          -------
OPERATING EXPENSES
Research and development                         3,771               2,528               9,890            6,936
Selling, general and administrative              2,510               2,262               7,305            6,465
Stock-based compensation                            47                 119                 145              390
                                               -------             -------             -------          -------
Total Operating Expenses                         6,328               4,909              17,340           13,791
                                               -------             -------             -------          -------
INCOME FROM OPERATIONS                           1,221               1,830               2,161            4,140
                                               -------             -------             -------          -------
NON-OPERATING INCOME (LOSS)
Interest - net                                     403                 230               1,316              313
Other - net                                        (49)                 (6)                 55              101
                                               -------             -------             -------          -------
Total Nonoperating Income - Net                    354                 224               1,371              414
                                               -------             -------             -------          -------
INCOME BEFORE INCOME TAX                         1,575               2,054               3,532            4,554

INCOME TAX (EXPENSES) BENEFITS                    (257)                 44                (609)              58
                                               -------             -------             -------          -------
NET INCOME                                       1,318               2,098               2,923            4,612

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries            (71)                 (9)               (235)             (92)
Unrealized gain on available-for-sale
 securities                                         69                   -                  69                -
                                               -------             -------             -------          -------
Total Other Comprehensive Loss                      (2)                 (9)               (166)             (92)
                                               -------             -------             -------          -------
COMPREHENSIVE INCOME                           $ 1,316             $ 2,089             $ 2,757          $ 4,520
                                               =======             =======             =======          =======
EARNINGS PER SHARE:
Basic                                          $  0.04             $  0.08             $  0.09          $  0.31
                                               =======             =======             =======          =======
Diluted                                        $  0.04             $  0.06             $  0.08          $  0.15
                                               =======             =======             =======          =======

NUMBER OF THOUSAND SHARES USED IN
EARNINGS PER SHARE CALCULATION:
Basic                                           33,351              24,977              33,175           14,966
                                               =======             =======             =======          =======
Diluted                                         34,944              33,276              34,618           31,494
                                               =======             =======             =======          =======

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                          O2MICRO INTERNATIONAL LIMITED

                           CONSOLIDATED BALANCE SHEETS
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                                                   September 30,        December 31,
A S S E T S                                                                            2001                 2000
-----------                                                                        -------------        ------------
                                                                                    (Unaudited)
CURRENT ASSETS
Cash                                                                                  $  30,931          $  37,448
Restricted cash                                                                           1,159              1,199
Short-term investments                                                                    9,719                  -
Accounts receivable - net                                                                 5,493              5,420
Inventories                                                                               5,413              5,472
Prepaid expenses and other current assets                                                 1,214              1,148
                                                                                      ---------          ---------
Total Current Assets                                                                     53,929             50,687
                                                                                      ---------          ---------
LONG-TERM INVESTMENT                                                                        500                500
                                                                                      ---------          ---------
FIXED ASSETS - NET                                                                        2,986              2,102
                                                                                      ---------          ---------
OTHER ASSETS
Receivables from 360(o) Web Ltd.                                                            750                750
                                                                                      ---------          ---------
Deferred income tax - noncurrent                                                            133                133
                                                                                      ---------          ---------
Other assets                                                                                676                435
                                                                                      ---------          ---------
TOTAL ASSETS                                                                          $  58,974          $  54,607
                                                                                      =========          =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
Notes and accounts payable                                                            $   3,554          $   3,767
Income tax payable                                                                          630                449
Current portion of obligations under capital lease                                           17                 41
Accrued expenses and other current liabilities                                            2,957              2,358
                                                                                      ---------          ---------
Total Current Liabilities                                                                 7,158              6,615
                                                                                      ---------          ---------
OBLIGATIONS UNDER CAPITAL LEASE - NET OF CURRENT PORTION                                      9                 13
                                                                                      ---------          ---------
GUARANTEE DEPOSITS                                                                           --                 51
                                                                                      ---------          ---------
Total Liabilities                                                                         7,167              6,679
                                                                                      ---------          ---------
SHAREHOLDERS' EQUITY
Ordinary shares at $0.001 par value per share
     Authorized - 95,000,000 shares.  Issued - 33,366,173 and 32,788,238
       shares as of September 30, 2001 and December 31, 2000, respectively                   33                 33
Additional paid-in capital                                                               56,014             55,071
Warrants                                                                                     51                 51
Deferred compensation                                                                       (70)              (249)
Accumulated other comprehensive income                                                     (389)              (223)
Accumulated deficit                                                                      (3,832)            (6,755)
                                                                                      ---------          ---------
Total Shareholders' Equity                                                               51,807             47,928
                                                                                      ---------          ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            $  58,974          $  54,607
                                                                                      =========          =========

    CONTACT: O2Micro International Limited
             Gil Goodrich, 408/987-5920 ext. 8013
             gil.goodrich@o2micro.com


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